EXHIBIT 1.01

STRATTEC SECURITY CORPORATION

Conflict Minerals Report

For The Year Ended December 31, 2024

This Conflict Minerals Report (“CMR”) for STRATTEC SECURITY CORPORATION (the “Company”, “Strattec”, “we”, or “us”) covers the reporting period from January 1, 2024 to December 31, 2024, and is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“SEC Rule”) and the requirements of Form SD.

The SEC Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting requirements related to conflict minerals, defined by the SEC as columbite-tantalite (“coltan”), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”), and any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). The SEC Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of said products.

This CMR is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD.

Introduction

Strattec designs, develops, manufactures, and markets automotive security, access control, and user interface controls products and solutions.

Our supply chain is a broad and complex global network of tiered suppliers that directly or indirectly supply raw materials, components, and services to our global facilities. There may be multiple tiers of suppliers between the smelters or refiners that process 3TG and the first-tier (i.e., direct) suppliers that deliver components, parts, and raw materials to us. Accordingly, we rely on the suppliers with whom we have direct contracts to provide information on the origin of, and the facilities used to process, the 3TG contained in the components, parts, and raw materials supplied to us.

We conducted an internal assessment of our product materials and concluded that 3TG may be found in various components, parts, and raw materials used in the manufacture of our products. Applicable products include electronic control modules, printed circuit board assemblies, electric motors, electric actuators and electrical clutches, switches and solenoids, metallic inserts and metal fasteners and terminals, coatings on metal parts, and raw metal steel strips with tin coating (collectively, “Company Products”).

Reasonable Country of Origin Inquiry

For our reasonable country of origin inquiry (“RCOI”), we developed a targeted list of our first-tier (i.e. direct) suppliers that we believe provide products that may contain 3TG which are necessary to the functionality or production of Company Products. We identified these suppliers based on information in the International Material Data System and from information previously provided by suppliers regarding conflict minerals.

We then used the Conflict Minerals Reporting Template (“CMRT”), a standardized industry reporting template developed by the Responsible Minerals Initiative, to obtain information from these suppliers regarding the facilities used to process the necessary 3TG and the country of origin of such minerals. To obtain relevant information for Strattec’s products, we requested that our direct suppliers cascade these CMRT reporting requirements through their supply chains to the mineral processors.

For 2024, we received a completed CMRT from 100% of the twenty-four direct suppliers identified through our analysis of data in the International Material Data System. The CMRT responses identified six smelters or refiners that have sourced or are sourcing from a Covered Country. All six of these smelters or refiners were conformant to the Responsible Minerals Assurance Process.

Based on these findings, Strattec performed a reasonable country of origin inquiry and due diligence measures on the source and chain of custody of the 3TG contained in the components, parts, and raw materials supplied to us.

Due Diligence

Our due diligence process has been designed to conform, in all material respects, to the framework provided by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas, Third Edition and the related supplements for Tin, Tantalum, Tungsten and Gold (collectively, the “OECD Guidance”).

The following sections describe how each step of this framework was implemented, demonstrating STRATTEC’s policies, procedures, and activities during the year, structured in accordance with the five-step framework detailed in the OECD Guidance.

(1)
Establish strong company management systems: Establishing a robust internal management system is the foundation of our due diligence program, ensuring the proper policies, team structure, and controls are in place to support responsible mineral sourcing.
•
Our guidelines regarding conflict mineral sourcing in our supply chain are detailed in the Supplier Quality section of our website, which is provided to all suppliers in our supply base and is available at https://www.strattec.com/about/supplier-quality. These guidelines are included in our standard supplier Terms and Conditions and reflect our commitment to the SEC Rule. Suppliers are expected to cascade these requirements to their sub-suppliers.
•
Strattec has a designated conflict minerals team which is led by our VP & Chief Technology Officer and primarily includes representatives from our purchasing group. The team complies with the Company’s record retention program requirements which cover records, correspondence, and checklists related to its Conflict Minerals program.
•
We have longstanding grievance mechanisms to support transparency and accountability whereby employees and suppliers can report violations of the Company’s policies, including our conflict minerals policy. Guidance for using the ethics reporting process is included in our Whistleblower Hotline Policy available on our website.

(2)
Identifying and assessing risks in the supply chain: We diligence our supply chain to identify contact with 3TG minerals and evaluate the potential risks of conflict-affected sourcing associated with our suppliers and the smelters/refiners they use.
•
To identify risks in our supply chain, we require direct suppliers identified through our IMDS analysis to provide supply chain information using the CMRT on the necessary conflict minerals in their supply chain.
•
For most of our suppliers, we purchase only a few of the products they manufacture or contract to manufacture. As such, we recognize there is a risk that we can receive information on smelters or refiners in companywide CMRTs that include many smelters and refiners that are not in the supply chain for the products we manufacture or contract to manufacture. This presents a risk of compiling inaccurate information on the Tin, Tantalum, Tungsten and Gold smelters and refiners in our supply chain. We requested that suppliers provide us with a CMRT that included only the products we purchase, or some other user-defined scope that reduces the likelihood and extent of irrelevant or inaccurate smelters and refiner information.
•
Upon receipt of a CMRT from a supplier, we reviewed the responses for completeness, logic, and reasonableness. For example, we checked suppliers’ CMRTs to make sure they had included smelters or refiners for the conflict minerals we know to be in the products we purchase from them. Where necessary, we requested additional information for suppliers’ responses considered incomplete, inconsistent, or non-responsive, with the goal of obtaining a complete list of all processing facilities and mines, inclusive of their countries or location of origin. We contact direct suppliers that do not respond to the CMRT by a specified date to request their responses.

(3)
Design and implement a strategy to respond to identified risks in the supply chain: Strattec maintains a supplier risk management process that includes continual due diligence inquiries and reviews of suppliers in its supply chain that may source any necessary Conflict Minerals from a Covered Country.
•
Strattec monitors and tracks suppliers who are identified as not meeting the requirements of Strattec's Supplier Quality Policy or who have not responded with all necessary information requested by Strattec as part of its due diligence inquiry.
•
Strattec personnel work with applicable suppliers to bring them into compliance with Strattec's Supplier Quality Policy and obtaining all necessary information requested by Strattec as part of its due diligence inquiry.

(4) Carry out independent third-party audit of supply chain due diligence: Because we do not have a direct relationship with 3TG smelters and refiners, we do not perform direct audits of those entities within our supply chain.

(5) Reporting on Strattec’s supply chain due diligence process. STRATTEC is committed to annual reporting of its conflict minerals due diligence.

•
This Conflict Minerals Report is being filed with the SEC as an exhibit to the Company’s Specialized Disclosure Report on Form SD and is available on our investor relations website at https://investors.strattec.com/.
•
Strattec publicly communicates our Conflict Minerals sourcing programs on our website through its Supplier Quality Policy, posted on our website at https://www.strattec.com/about/supplier-quality.

The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

Determination

With respect to 2024, Strattec had 447 direct suppliers. Of those, 24 direct suppliers were identified through our analysis of data in the IMDS stating that they may contribute necessary conflict minerals to our products. The overall response rate to the IMDS identified suppliers was 100%. In response to our supply-chain survey, our suppliers identified 143 operational smelter or refinery facilities which may process the necessary Conflict Minerals contained in the materials and components provided to Strattec. Of those facilities, as of December 31, 2024:

•
these smelters processed the following necessary Conflict Minerals: 75 processed gold; 12 processed tantalum; 36 processed tin; and 20 processed tungsten; and

•
all smelters and refiners that we believe may source necessary Conflict Minerals from the Covered Countries have received a "DRC conflict free" designation from an independent third-party audit program.

Based on our good faith efforts, we are unable to determine origin of all the 3TG used in Company Products. Despite our good faith efforts and due diligence, we are unable to conclude with certainty the origin of the conflict minerals contained in the products we manufacture, remanufacture, and contract to manufacture, or procure via distributors. We have not concluded that we manufacture or contract to manufacture products that are DRC conflict free. Accordingly, we have not obtained an independent private sector audit. The uncertainty creates residual risks in our supply chain, which we have carried forward for continued due diligence.

Because most of the information we received from our direct suppliers in our due diligence processes was reported at an “enterprise” or corporate level, and because the quality of the responses we received varied, we are unable to determine whether the 3TG reported by our suppliers was present in the actual components or materials supplied to us, or to validate that any of these smelters or refiners are actually in our supply chain. As a result, we are not providing an aggregated list of the smelters and refiners in our supply chain or an aggregated list of the potential countries of origin from which those smelters and refiners collectively source 3TG.

Our efforts to determine the mine or location of origin of the necessary Conflict Minerals in our products that are DRC conflict undeterminable with the greatest possible specificity consisted of the due diligence measures described in this Report.

Planned Risk Mitigation Steps

The due diligence process discussed above is an ongoing and evolving process. We intend to continue to implement and improve the due diligence measures described above, in addition to continuing to engage with suppliers and direct them toward training resources to increase our response rate and improve the content of supplier responses to our inquiries concerning 3TG. We believe these efforts will mitigate the risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries.

Forward-Looking Statements.

This Conflict Minerals Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") that are intended to come within the safe harbor protection provided by the Act. Forward-looking statements in this Conflict Minerals Report include statements regarding future risk mitigation and due diligence steps the Company intends to take relating to Conflict Minerals. By their nature, all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those contemplated by the forward-looking statements. You are urged to consider the limitations on, and the risks associated with, the forward-looking statements and not unduly rely on the accuracy of the forward- looking statements. Factors that could materially affect the Company’s ability to complete intended due diligence steps include an inability to complete sourcing of necessary raw materials and components, procurement savings and productivity changes, diversification efforts in emerging markets, cooperation and responsiveness by suppliers in our due diligence efforts, errors or omissions by suppliers or smelters, future legal and regulatory developments relating to Conflict Minerals (whether in the Covered Countries, the United States or elsewhere) and other factors which are identified in the Company's press releases, shareholder communications and SEC filings, including the Company's Annual Report on Form 10-K for the fiscal year ended June 30th, 2024. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.